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                     [TRANSCEND SERVICES, INC. LETTERHEAD]



                                 July 10, 1997



VIA EDGAR
Securities and Exchange Commission
Stop 7-6
450 Fifth Street, NW
Judiciary Plaza
Washington, DC  20549
Attention:  Ms. Mary Fraser


     RE:  Transcend Services, Inc.
          Form S-3 Registration Statement
          File No. 333-19177

Dear Ms. Fraser:

     Transcend Services, Inc. (the "Company") hereby withdraws its Registration Statement on Form S-3, File No. 333-19177, as amended by Amendment No. 1 (the "Registration Statement"), covering 1,424,346 shares of its Common Stock to be offered and sold by certain shareholders of the Company. The Registration Statement was first filed with the Securities and Exchange Commission on January 2, 1997. The Company initially filed the Registration Statement in order to fulfil its contractual obligations under the terms and conditions of certain demand registration rights provided to the former owners of two medical transcription companies acquired by the Company in June 1996. The holders of such demand registration rights are now eligible to sell shares pursuant to Rule 144 under the Securities Act of 1933, as amended, and have waived their registration rights; therefore the Company has determined to withdraw the Registration Statement.

                                       Very truly yours,


                                       /s/ Larry G. Gerdes
                                       -------------------
                                       Larry G. Gerdes